



Matt Baltz <[redacted]>

Fwd: Redline Safety

3 messages

Scott Holman <[redacted]> Fri, Jul 19, 2024 at 5:28 PM
To: Matt Baltz <[redacted], David McGillicuddy <d[redacted]

Our second email blast from the chamber went out yesterday at 1pm.

---------- Forwarded message ---------
From: El Dorado County Chamber of Commerce <[redacted]>
Date: Thu, Jul 18, 2024 at 1:01 PM
Subject: Redline Safety
To: <[redacted]>

July | 2024

INVEST IN SAVING LIVES
Wearable Firefighter Tech
RED LINE SAFETY



Real-time biometric monitoring

Track toxic gas exposure

Data-driven decisions on-site

$150k grant Homeland Security

As a firefighter, split second decisions can mean life or death. Red Line provides real data for these decisions – saving time and saving lives.

Invest today and help us protect those that protect us!

Scan to invest or go to
wefunder.com/redlinesafetyinc

Legal disclosure: We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

wefunder.com/redlinesafetyinc   (530) 812-0500   info@redlinesafety.com

Learn More!









Meet the Team!

While studying fire service-related Line of Duty Deaths (LODD) in a Fire Command class, we learned the details of the tragedy of June 30th, 2013, when 19 brave Granite Mountain Hot Shots died when their position was overrun by a wildfire in Arizona's Yarnell Valley. This tragedy inspired us to build the type of technology these first responders needed.

Learn More

Visit Their Website

Thank you to our Chamber Champions...











El Dorado County Chamber of Commerce | 542 Main Street | Placerville, CA 95667 US

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--
Scott Holman
Red Line Safety Inc
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Scott Holman <████████████████   Sat, Aug 24, 2024 at 9:35 AM
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Here's the blast email the chamber sent out.
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Scott Holman <████████████████   Mon, Aug 26, 2024 at 10:12 AM
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Here's the blast email we sent out
[Quoted text Hidden]



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   